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                             March 30, 2021

       Michael Klein
       Chief Executive Officer
       Churchill Capital Corp II
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: Churchill Capital
Corp II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 15,
2021
                                                            File No. 333-252365

       Dear Mr. Klein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2021 letter.

       Form S-4/A filed on March 15, 2021

       Questions and Answers
       What is the Maximum Number of Allowable Redemptions for the Merger to Proceed, page ix

   1. We note your response to prior comment 2 regarding the maximum number of allowable redemptions for the
merger to proceed. You indicate that if only the First Step Prosus
                                                        Investment closes upon
the close of the merger, the maximum number of public shares that may be redeemed
for the merger to close is 16,134,376 Class A shares. Please clarify if the Second Step
Prosus Investment is unavailable and the redemptions exceed
                                                        16,134,376 Class A
shares, whether you may be able to seek alternative financing or if the merger will not
consummated.
 Michael Klein
FirstName  LastNameMichael Klein
Churchill Capital Corp II
Comapany
March      NameChurchill Capital Corp II
       30, 2021
March2 30, 2021 Page 2
Page
FirstName LastName
Summary, page 1

2. We note your response to prior comment 7 regarding the number of PIPE shares that will be issued as part of both the First and Second Step Prosus Investments. Given that there is a 35% beneficial ownership limitation for Prosus that would limit its Second Step Prosus
         Investment if there are significant amounts of SPAC share redemptions, please clarify the relevance of providing fully funded Second Step Prosus Investment and a 46% beneficial ownership for Prosus on pages 24 and 136 in a maximum redemption scenario. Please revise to clarify that actual amount of shares that would be issuable to Prosus in a maximum redemption scenario. Please also clarify on page 25 that the First Step Prosus
         Investment-only table is due to the Second Step Prosus Investment being delayed or block due to the CFIUS review or related issues.
3. With respect to prior comment 8, please provide more details of the purpose of your potential CFIUS review under Section 721 of the Defense Production Act. It is not clear if you believe the review is a routine matter due to Prosus being a foreign-owned entity affiliated with Naspers Ltd., a South African entity, or if it involves any other potential national security issues.
Audited Consolidated Financial Statements of Pointwell Limited
Notes to Consolidated Financial Statements.
Note (2) Summary of Significant Accounting Policies
Note (21) Subsequent Events, page 62

4. Please clarify your response to prior comment 27 that indicates because these renewals represented a new contract with a customer, these adverse business impacts did not represent modifications to existing contracts and any contract holidays (or free service months provided as part of entering new arrangements) were accounted for as part of the new arrangement. Please confirm that contracts with terms of greater than one year did not have modifications. In addition, consider disclosing the amount of revenue recognized from contracts durations of one or less and those of more than one year.
Security Ownership of Certain Beneficial Owners and Management of Skillsoft, page 189

5. We note your response to prior comment 19 regarding the pre-merger beneficial ownership of Skillsoft. Please disclose the natural person(s) that hold voting and/or investment power over the shares beneficially owned by Skillsoft's principal stockholders and affiliated funds.
Certain Unaudited Prospective Financial Information, page 229

6. We note your response to prior comment 22 regarding the financial projections for
         Skillsoft and New Skillsoft. Please incorporate your response as to why estimated adjusted levered free cash flow for 2020 or 2021 forecasts were considered immaterial.
         Further, please quantify the adjustments the Churchill board made to the financial
 Michael Klein
Churchill Capital Corp II
March 30, 2021
Page 3
         information forecasts provided by Skillsoft management. With respect to the "15%
         selectivity" adjustment that was applied to the Global Knowledge management's revenue forecasts by the Churchill board, please clarify what you mean by this term. It is unclear if you mean that Churchill reduced the Global Knowledge management's revenue estimates by 15%. Further, please provide a more detailed discussion of the
         "performance, business, economic, market and financial conditions" that led to these revisions by Churchill's board. You should describe all material trends and uncertainties to allow investors understand the why the 15% selectivity adjustment was made.
Note (j) Content and Software Development Expenses, page F-36

7. We note from your response to prior comment 24 that Skillsoft develops a variety of proprietary content and training assets either internally or through collaboration with
         outside contractors using Skillsoft   s design, development and
production tools, and
         Skillsoft expenses the cost of internally developed content as
incurred, given Skillsoft   s
         content database is frequently being updated with individual assets therein being refreshed or replaced. Help us better understand how often the content is refreshed or replaced.
         Further, describe how substantive or significance is the refreshment and replacement of the content. Indicate whether the content is entirely replaced or whether the prior content is no longer relevant and no benefit can be derived from it. Explain whether a customer can retain or has access to the prior content. Indicate whether the content resides in a customer's library. Cite the accounting guidance that you are relying upon in making this determination. Your response should address both your proprietary content and training assets and Content Partner IP. In addition, please consider disclosing how much is spent on securing and providing content.
Note (3) Revenue, page F-41

8. Your response to prior comment 25 indicates that you are the principal in your customer arrangements which include hosted access to Content Partner IP. You further state
       "Skillsoft is the principal for all contractual arrangements where the customer is receiving access to its proprietary content." Please clarify whether you have control over all content
FirstName LastNameMichael Klein
       that is accessible to your customers. We refer you to ASC 606-10-25-30. In addition, tell
Comapany    NameChurchill
       us and                Capitalof
               disclose the amount    Corp
                                        feesIIpaid to Content Partner IP
providers for each period
March presented.
       30, 2021 Page 3
FirstName LastName
 Michael Klein
FirstName  LastNameMichael Klein
Churchill Capital Corp II
Comapany
March      NameChurchill Capital Corp II
       30, 2021
March4 30, 2021 Page 4
Page
FirstName LastName
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Raphael M. Russo, Esq.